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TravelCenters of America LLC
400 Centre Street
Newton, MA 02458

January 24, 2007

Via EDGAR and FAX

Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attn:	Mr. H. Christopher Owings, Assistant Director Mr. Scott Anderegg, Staff Attorney
  RE:
  TravelCenters of America LLC
  Registration Statement on Form S-1 Filed on December 12, 2006
  File No. 333-139272

Dear Mr. Owings and Mr. Anderegg:

        TravelCenters of America LLC ("TCA") hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), so that it may become effective on January 26, 2007, at 3:45 p.m., EST, or as soon thereafter as is practicable.

        TCA acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve TCA from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  TCA may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        TCA understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that TCA is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

                      Very truly yours,
                      /s/ Mark L. Kleifges
                      Mark L. Kleifges
                      Chief Financial Officer

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TravelCenters of America LLC 400 Centre Street Newton, MA 02458